Exhibit 99.1

PRESS RELEASE	JUNE 22, 2010

AEGON takes steps to sharpen focus on core activities

•	Increase long-term returns and improve risk profile

•	Sharpen focus on core activities: life insurance, pension and asset management

•	Explore strategic options for life reinsurance business, including identifying suitable buyer

•	Restructure and re-focus UK business; target cost reductions of 25% by end 2011

CEO Alex Wynaendts will today announce new measures to focus more on key long-term growth opportunities in its core activities aimed at further improving returns from AEGON’s businesses. As part of the measures to sharpen its strategic focus on its core businesses of life insurance, pensions and asset management, AEGON intends to explore strategic options for its life reinsurance business, Transamerica Reinsurance, which include finding a suitable buyer for the business. In the United Kingdom, AEGON will take significant steps to improve return on capital by targeting cost reductions of 25% in life and pensions and refocusing the business on the growth market segments of At Retirement and Workplace Savings where AEGON has leading positions. Mr. Wynaendts will provide further details later today during AEGON’s Analyst & Investor Conference in London, webcast live at 6 pm CET and accessible at www.aegon.com.

“Over the past 24 months we have strengthened AEGON’s balance sheet, substantially reduced our costs and significantly improved our risk profile,” said Mr. Wynaendts.

Reallocate capital

Shortly after taking over as CEO, Mr. Wynaendts put forth as a key strategic objective the need to focus on its core business and to achieve a greater geographical balance by reallocating capital to the growth markets of Central & Eastern Europe, Asia and Latin America.

“Consistent with our strategy, we are now taking further steps to focus on our core business and to continue to allocate our capital to businesses and markets that offer higher growth and returns over the long term.”

“Over the next five years, we want to become a leader in all our chosen markets. That means not only reallocating our capital, but also increasing efficiency, encouraging innovation and entrepreneurship, and, most importantly, providing the products and services which serve our customers’ changing needs.”

Portfolio review

Since its acquisition by AEGON in 1999, Transamerica Reinsurance has achieved a leading position among life reinsurers in the United States and internationally, and has made a significant contribution to AEGON’s international expansion. However, AEGON believes that, over the longer term, there is only a limited strategic fit between Transamerica Reinsurance and AEGON’s core activities. Consequently, AEGON has begun exploring options for Transamerica Reinsurance, including finding a suitable buyer who would regard reinsurance as core to its business.

Increase returns

In addition to implementing cost reductions in the United Kingdom, AEGON will re-focus its business in order to build on its leading positions in the At Retirement and Workplace Savings markets. These markets have a strong potential for growth in the years ahead, particularly in light of the continued trend among employers to move from defined benefit to defined contribution pension plans in the United Kingdom, and given the increasing number of people approaching retirement and seeking income solutions. AEGON will withdraw from the bulk annuities market in the United Kingdom as current pricing conditions mean that this business does not meet its profitability targets. However, the company will continue to invest in the UK personal private pensions market (Self Invested Pension Plan, or SIPP). These measures are aimed at improving return on capital from 2.7% in 2009 to between 8% and 10% by 2014, and generating cash flow of GBP 600 million to GBP 650 million between 2010 and 2014.

In its objective to further improve its risk profile, AEGON will increase the hedge of its variable annuities back book in the United States.

It continues to be AEGON’s priority to repay the remaining EUR 2 billion of capital AEGON received from the Dutch government at the height of the financial crisis in 2008. This is also dependent on the final consent of the European Commission, the outcome and timing of which are not known.

Execution of strategy

Since June 2008, AEGON has taken a series of measures aimed at improving growth and returns from its businesses around the world. In the past two years, as part of these measures, AEGON has sold its life insurance operations in Taiwan, released EUR 5 billion in capital, placed its institutional spread-based activities in the United States in run-off and entered new growth markets in Brazil and India. AEGON also improved its risk profile by lowering its equity exposure by additional hedging in the Americas and the Netherlands, reducing interest rate risk by further hedging in the Netherlands, and lowering credit risk by reducing spread-based balances. AEGON will continue to focus on efforts to reallocate capital and increase returns as well as to ‘optimize AEGON’ by managing AEGON more as a single, international company and making the most of its worldwide resources.

About AEGON

As an international life insurance, pension and investment company based in The Hague, AEGON has businesses in over twenty markets in the Americas, Europe and Asia. AEGON companies employ approximately 28,000 people and have some 40 million customers across the globe.

Contact information Media relations: Greg Tucker +31(0)70 344 8956 gcc-ir@aegon.com Investor relations: Gerbrand Nijman +31 (0)70 344 8305 877 548 9668 – toll free USA only ir@aegon.com www.aegon.com
Key figures - EUR	First quarter 2010	Full year 2009
Underlying earnings before tax	488 million	1.2 billion
New life sales	538 million	2.1 billion
Gross deposits (excl. run-off)	7.8 billion	28 billion
Revenue generating investments (end of period)	388 billion	363 billion

Forward-looking statements

The statements contained in this press release that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, is confident, will, and similar expressions as they relate to our company. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

•	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	Changes in the performance of financial markets, including emerging markets, such as with regard to:

•	The frequency and severity of defaults by issuers in our fixed income investment portfolios; and

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities we hold;

•	The frequency and severity of insured loss events;

•	Changes affecting mortality, morbidity and other factors that may impact the profitability of our insurance products;

•	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;

•	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

•	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

•	Changes in laws and regulations, particularly those affecting our operations, the products we sell, and the attractiveness of certain products to our consumers;

•	Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

•	Acts of God, acts of terrorism, acts of war and pandemics;

•	Effects of deliberations of the European Commission regarding the aid we received from the Dutch State in December 2008;

•	Changes in the policies of central banks and/or governments;

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Lowering of one or more of our debt ratings issued by recognized rating organizations and the adverse impact such action may have on our ability to raise capital and on our liquidity and financial condition;

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Lowering of one or more of insurer financial strength ratings of our insurance subsidiaries and the adverse impact such action may have on the premium writings, policy retention, profitability of its insurance subsidiaries and liquidity;

•	The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital we are required to maintain;

•	Litigation or regulatory action that could require us to pay significant damages or change the way we do business;

•	Customer responsiveness to both new products and distribution channels;

•	Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;

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The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including our ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;

•	Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives; and

•	The impact our adoption of the International Financial Reporting Standards may have on our reported financial results and financial condition.

Further details of potential risks and uncertainties affecting the company are described in the company’s filings with Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report on Form 20-F. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the company’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.